
P&O

Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

*Incorporated by Royal Charter
with limited liability
Company number Z73*

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA


03024894

82-2083

21 July 2003

Dear Sirs

$1 BILLION INVESTMENT WILL MAKE QINGDAO ONE OF HE WORLD'S TOP 10 CONTAINER TERMINALS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc



News Release

21 JULY 2003

$1 BILLION INVESTMENT WILL MAKE QINGDAO ONE OF THE WORLD'S TOP 10 CONTAINER TERMINALS

At a ceremony held in the Great Hall of the People in Beijing today, P&O Chairman Lord Sterling signed a major agreement with the Qingdao Port Company (QPC) to invest in and operate a huge new phase of the container port at Qingdao in Shandong Province on the central coast of China. The signing took place in the presence of the Premier of China, Wen Jiabao, and the British Prime Minister, Tony Blair, who is currently on an official visit to China.

P&O first invested in Qingdao in 2000 as a 49% shareholder in a joint venture with QPC to develop and operate a new container terminal, 70km from the city of Qingdao. This facility, Qingdao Qianwan Container Terminal (QQCT), comprises three berths with a capacity of 1.3 million TEUs. It is now capacity constrained following the transfer of all international container shipping from the old port in Qingdao itself and the continuing rapid growth in the region.

The expansion, comprising eight berths and 2,660 metres of quay line, will increase capacity by 5.1 million TEUs. It is being developed by QPC before being handed over to QQCT although part of it is already in operation with an estimated throughput of 150,000 TEUs per month. Following the approval of the Beijing authorities, it is anticipated that five berths with a capacity of 3.1 million TEUs will be handed over to QQCT at the end of this year with the remainder being transferred at the end of 2005. The combined operation, in which P&O will have a 29% stake, will make Qingdao one of the world's top 10 container ports with a capacity of over 6 million TEUs. In addition, QQCT has first right of refusal over a potential subsequent phase which would take the total capacity to over 8 million TEUs, broadly equivalent to the total throughput of all UK ports today.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com

The Port of Qingdao is strategically located for the Chinese export trade that has developed rapidly from the major investment that has taken place in the last few years in Shandong Province with its population of approximately 100 million. Container throughput is growing by over 25% a year. Qingdao is already the largest container port in the region and is set to become the hub port for northern China. With a depth of up to 17 metres, it is the only deep water port in Shandong Province.

As a further endorsement of the success of Qingdao, two new shareholders have been introduced into the venture. QPC has sold 20% of its existing 51% share in QQCT to COSCO Pacific, a company majority owned by China's largest container line. P&O Ports has sold 20% of its existing 49% share to Maersk A/S, part of the A. P. Møller group, the world's largest container shipping company, for $60 million (£37 million). At today's signing ceremony, Lord Sterling and QPC Chairman and President, Chang Dechuan, were joined by COSCO President and CEO, Wei Jiafu and President of Greater China of AP-Møller Maersk, Tom Behrens Sorensen.

The new phase of the container port has an operating concession of 30 years. The joint venture partners are expecting to invest up to US$800 million for the full expansion of the new facility over the next six years. Including the investment in the existing phase this will take the total investment in the port project to some US$1 billion.

It is anticipated that the initial investment, to be funded by the joint venture partners at the end of this year or early 2004 depending on the timing of approvals, will be $172 million of which P&O's share will be $50 million. From this time, P&O expects that the return on capital from its stake in QQCT will be broadly in line with the average being achieved by the ports division as a whole (2002 : 12%).

At the signing ceremony, Lord Sterling said: "P&O has been active in China since 1843. Having managed the development of the new container port of Qingdao three years ago, we are delighted to be playing a leading role in driving this huge new project

forward. The vision of Qingdao Port Company has been amply confirmed by the exceptional growth rate experienced by this great port since it commenced operations."

Further information: Peter Smith
Director, Communications and Strategy, P&O
020 7930 4343

Note to Editors

1. P&O is a leading global port operator. With 27 container terminals and logistics operations in over 100 ports, it has a presence in 18 countries. In 2002, P&O reported an equity based share of container volumes of 3.7 million TEUs in Asia, with China accounting for approximately 0.5 million TEUs. Along with Qingdao, P&O Ports also has a joint venture interest in a container terminal at Shekou in the Shenzen region of Southern China. In July 2002, P&O announced the expansion of Shekou container terminal to 1.8 million TEUs.

2. The total joint venture investment in the initial QQCT development by the shareholders was approximately US$180 million.

3. TEU = twenty foot equivalent unit. This is the standard size of a container and is a common measure of capacity in the container business.

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